SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. __)*

CHINA MEDIAEXPRESS HOLDINGS, INC. (Name of Issuer)

Common Stock, par value $0.001 (Title of Class of Securities)

169442100 (CUSIP Number)

Howard I. Smith
Vice Chairman-Finance
C. V. Starr & Co., Inc.
399 Park Avenue, 17th Floor
New York, New York 10022 (Name, address and telephone number of person authorized to receive notices and communications)

January 28, 2010 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

CUSIP No. 169442100			PAGE 2 of 14 PAGES
1	NAME OF REPORTING PERSON Starr Investments Cayman II, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

CUSIP No. 169442100			PAGE 3 of 14 PAGES
1	NAME OF REPORTING PERSON Starr International Cayman, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

CUSIP No. 169442100			PAGE 4 of 14 PAGES
1	NAME OF REPORTING PERSON Starr International Investments Ltd. I.R.S. Identification Number: 98-0431724
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

CUSIP No. 169442100			PAGE 5 of 14 PAGES
1	NAME OF REPORTING PERSON Starr International Company, Inc. I.R.S. Identification Number: 52-1198625
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Panama
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

CUSIP No. 169442100			PAGE 6 of 14 PAGES
1	NAME OF REPORTING PERSON C. V. Starr & Co., Inc. I.R.S. Identification Number: 13-5621350
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	CO

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

CUSIP No. 169442100			PAGE 7 of 14 PAGES
1	NAME OF REPORTING PERSON Maurice R. Greenberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions):	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	4,695,455
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	4,695,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	4,695,4551
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.5%2
14		TYPE OF REPORTING PERSON:	HC

1 Includes 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares (as defined below) and 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants (as defined below).

2 Assumes 23,917,413 shares of Common Stock of the Issuer issued and outstanding as of November, 13, 2009, which figure was disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

ITEM 1.         SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of China MediaExpress Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Room 2805, Central Plaza, Wanchai, Hong Kong.

ITEM 2.         IDENTITY AND BACKGROUND

(a), (b), (c) and (f): This Schedule 13D is being filed on behalf of Starr Investments Cayman II, Inc. (“Starr”), Starr International Cayman, Inc. (“Starr International Cayman”), Starr International Investments Ltd. (“Starr International Investments”), Starr International Company, Inc. (“Starr International”), C. V. Starr & Co., Inc. (“C. V. Starr”) and Maurice R. Greenberg (“Mr. Greenberg”, together with Starr, Starr International Cayman, Starr International Investments, Starr International and C. V. Starr, the “Reporting Persons” and each a “Reporting Person”).

Starr, a company organized under the laws of the Cayman Islands, is an investment holding company for various private equity funds and direct investments.  The address of Starr’s principal office and principal business is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International Cayman, a company organized under the laws of the Cayman Islands, is an investment holding company for various private equity funds.  The address of Starr International Cayman’s principal office and principal business is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International Investments, a corporation organized under the laws of Bermuda, is an investment holding company invested in various direct, private equity and hedge fund investments.  The address of Starr International Investments’ principal office and principal business is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International, a corporation organized under the laws of Panama, is a holding company that operates in a number of lines, including commercial real estate, owning and operating a private golf club and holding an investment portfolio.  The address of Starr International’s principal office and principal business is Baarerstrasse 101, CH-6300 Zug, Switzerland.

C. V. Starr, a corporation organized under the laws of the state of Delaware, is a holding company that operates in a number of lines of business, including owning a number of insurance agencies and holding an investment portfolio.  The address of C. V. Starr’s principal office and principal business is 399 Park Avenue, 17th Floor, New York, NY 10022.

Maurice R. Greenberg’s principal business address and office is 399 Park Avenue, 17th Floor, New York, NY 10022.  The principal occupation of Mr. Greenberg is serving as the Chief Executive Officer, Chairman, and Director of C. V. Starr.  Mr. Greenberg is a citizen of the United States.

The executive officers and directors of each of Starr, Starr International Cayman, Starr International Investments, Starr International, and C. V. Starr, their addresses, their present principal occupations and citizenship, if other than the United States, are disclosed as Annex A to this Schedule 13D.

(d) and (e):  Except as disclosed below, during the last five years, none of the Reporting Persons or any of the individuals named on Annex A have been (i) convicted in any criminal proceedings or (ii) party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On August 6, 2009, the Securities and Exchange Commission (“SEC”) filed a complaint naming Howard I. Smith and Mr. Greenberg as defendants, alleging purported violations of the securities laws.

Without admitting or denying the SEC’s allegations, Mr. Greenberg consented to a judgment entered on August 7, 2009, enjoining him from violating the antifraud and other provisions of the securities laws and from controlling any person who violates the reporting, books and records and internal control provisions of the securities laws, and directing him to pay a penalty of $7,500,000 and disgorgement of $7,500,000.

Without admitting or denying the SEC’s allegations, Mr. Smith consented to a judgment entered on August 7, 2009 enjoining him from violating the antifraud and other provisions of the securities laws, and from controlling any person who violates the reporting, books and records and internal control provisions of the securities laws, directing him to pay a penalty of $750,000 and disgorgement of $750,000, and prohibiting him from acting as an officer or director of any public company for three years.  Mr. Smith also consented to the entry of an SEC order that suspends him from appearing or practicing before the SEC as an accountant for five years.
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ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described further in Item 4, on January 28, 2010, Starr acquired (i) 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001, (the “Series A Preferred Stock”) of the Issuer (the “Purchased Shares”) and (ii) warrants (the “Purchased Warrants”) to purchase 1,545,455 shares of Common Stock (as defined above) of the Issuer for an aggregate purchase price of $30 million.  Concurrently, certain stockholders of the Issuer transferred 150,000 shares of Common Stock (the “Transferred Shares”) to Starr for no additional cash consideration.

The funds used to effect the acquisition were from Starr’s working capital.  Starr may receive certain Performance Adjustment Amounts from certain stockholders in the future, as described more fully under the heading “Performance-based Adjustments” in Item 4.

ITEM 4.         PURPOSE OF TRANSACTION.

Starr, the Issuer and certain subsidiaries and stockholders of the Issuer entered into a Securities Purchase Agreement on January 12, 2010 (the “Purchase Agreement”), pursuant to which Starr acquired (i) the Purchased Shares and (ii) the Purchased Warrants, for an aggregate purchase price of $30 million at a closing that occurred on January 28, 2010 (the “Closing”).  Concurrently, certain stockholders of the Issuer transferred the Transferred Shares to Starr for no additional cash consideration.  The foregoing is referred to as the “Transactions.”

Purchase Agreement

Governance Arrangements

Pursuant to the Purchase Agreement, the Certificate of Designations, as defined below, and the Investor Rights Agreement, as defined below, so long as Starr beneficially owns at least 3% of the Issuer’s Common Stock on a fully-diluted and as-converted basis, the holders of at least a majority of the shares of Series A Preferred Stock outstanding will be entitled to designate one individual (the “Preferred Director”) to the Issuer’s board of directors (the “Board”).  For so long as Starr is entitled to designate the Preferred Director, Starr will also have the right to appoint one director to each of the boards of directors of certain subsidiaries of the Issuer.  The authorized number of shares of the Series A Preferred Stock is 1 million, all of which are owned by Starr.

In addition, for so long as Starr owns at least 3% of the Issuer’s Common Stock on a fully-diluted and as-converted basis, the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding is necessary for effecting: (i) any amendment of the Certificate of Incorporation or Certificate of Designations or Bylaws of the Issuer or any subsidiary in a manner adverse to the rights, preferences or privileges of the holders of the Series A Preferred Stock; (ii) increase or decrease the total number of authorized shares of Series A Preferred Stock; or (iii) any material amendment of the agreements pursuant to which the Issuer controls its operating entities in the People’s Republic of China (“PRC”).

Covenants

After the Closing, the Issuer is obligated to, among other things, within 3 months (i) effect the transfer of certain of the assets held in the PRC to other companies controlled by it in the PRC and enter into licensing arrangements with respect thereto, (ii) amend the terms of the agreements pursuant to which it controls its operating entities in the PRC to the reasonable satisfaction of Starr, (iii) seek approval from the State Administration for Radio and Television for the broadcasting of certain video programming not later than December 31, 2010 and (iv) implement a program regarding compliance with the US Foreign Corrupt Practices Act not later than April 30, 2010.

Certificate of Designations

The Series A Preferred Stock were issued pursuant to the terms of the Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”), which establishes the rights and privileges of the Series A Preferred Stock.

The Series A Preferred Stock have an initial liquidation preference of $30 per share and rank senior to the Issuer’s Common Stock and any other stock that ranks junior to the Series A Preferred Stock with respect to distributions of assets upon the liquidation, dissolution or winding up of the Issuer.

If the Issuer voluntarily or involuntarily liquidates, dissolves or winds up its affairs, each holder of the Series A Preferred Stock will be entitled to receive out of the Issuer’s assets available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, and before any distribution of assets is made on the Issuer’s Common Stock or any of the Issuer’s other shares of stock ranking junior as to such a distribution to the Series A Preferred Stock, a liquidating distribution in the amount (the “Liquidation Preference”) that is the greater of (a) $30 per share and (b) the amount such holder would receive as a holder of Common Stock assuming the prior conversion of each of its shares of Series A Preferred Stock.

In any such distribution, if the Issuer’s assets are not sufficient to pay the liquidation preferences in full to all holders of the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock will be paid pro rata in accordance with the respective aggregate Liquidation Preferences of those holders.

No dividends will accrue on the Series A Preferred Stock.

Each Series A Preferred Stock is convertible into a number of shares of the Issuer’s Common Stock in an amount equal to $30 divided by the then applicable conversion price.  The initial conversion price is $10 per share and is subject to customary anti-dilution adjustments for issuances of shares of Common Stock as a dividend or distribution on shares of the Common Stock. In addition, each share of the Series A Preferred Stock shall be subject to mandatory conversion at the then applicable conversion price into shares of Common Stock upon the earliest to occur of the following: (i) the closing price of the Issuer’s Common Stock is greater than or equal to $25 per share for a period of 20 consecutive trading days over any 30 trading day period, (ii) the Issuer’s market capitalization equals or exceeds $1.2 billion, or (iii) January 28, 2014.

The holders of the Series A Preferred Stock are entitled to vote with the holders of shares of Common Stock on all matters submitted to a vote of the stockholders of the Issuer.  The holders of the Series A Preferred Stock will be entitled to the same number of votes as the number of shares of Common Stock that the Series A Preferred Stock are then convertible into, subject to a cap mandated by the closing price of the Common Stock on NYSE Amex LLC on January 12, 2010.

Purchased Warrants

The Purchased Warrants entitle the holder thereof to purchase up to 1,545,455 shares of the Issuer’s Common Stock at an exercise price of $6.47 per share at any time and from time to time prior to January 28, 2015.  The Purchased Warrants contain customary anti-dilution adjustment provisions and may be exercised for cash or cancellation of indebtedness owed to the holder by the Issuer.  The Purchased Warrants may be redeemed by the Issuer for $0.01 per Purchased Warrant if at any time the closing price of the Common Stock is greater than or equal to $14 for any 20 consecutive trading days within a 30 trading day period.

Investor Rights Agreement

General

In connection with the Transactions, Starr, the Issuer and certain stockholders of the Issuer also entered into an Investor Rights Agreement, dated as of January 28, 2010 (the “Investor Rights Agreement”).  Pursuant to such Investor Rights Agreement, from the Closing until 6 months thereafter, Starr will not be permitted to transfer or otherwise dispose of its interest in the Purchased Shares, Purchased Warrants or Transferred Shares or in any shares of Common Stock issued upon conversion of the Purchased Shares or exercise of the Purchased Warrants (other than to certain permitted transferees or pursuant to certain other customary exceptions).  In addition, without the prior written consent of the Issuer, Starr may not, at any time, transfer Purchased Shares other than to an affiliate of Starr.  The Investor Rights Agreement also subjects certain controlling stockholders of the Issuer to transfer restrictions.

For so long as Starr owns at least 3% of the Issuer’s Common Stock on a fully-diluted and as-converted basis, Starr will have the right to purchase a pro rata portion of any additional shares of capital stock proposed to be issued by the Issuer, and will have the right to join certain stockholders in their sale of capital stock of the Issuer on a pro rata basis, in each case in proportion to Starr’s then current percentage of ownership of the issued and outstanding shares of Common Stock, on a fully diluted, as-converted basis.

Put Option

As long as Starr owns at least 3% of the issued and outstanding shares of Common Stock, on a fully diluted, as-converted basis, it will also have the right  to require certain stockholders to purchase its Purchased Shares and the Common Stock held by Starr or issued upon the conversion of Purchased Shares or exercise of the Purchased Warrants upon the occurrence of the Issuer’s failure to achieve certain performance targets or upon breach of certain covenants contained in the Purchase Agreement or the Investor Rights Agreement and the failure to cure such breach within 60 days following written notice of such breach.

In the event that the stockholders subject to the obligation to purchase Starr’s shares under the put right or to obligations under the performance-based adjustment provisions do not comply therewith, Starr will have the right to require such stockholders to sell up to all of the Issuers’ capital stock directly or indirectly held by them to a third party pursuant to a managed sale process.

Performance-based Adjustments

Certain stockholders of the Issuer will be required to make certain payments (the “Performance Adjustment Amounts”) to Starr in the event the Issuer’s audited consolidated net profits (“ACNP”) for 2009, 2010 or 2011 are less than $42 million, $55 million and $70 million, respectively (each, a “Profits Target”).  The Performance Adjustment Amount payable in any of 2009, 2010 or 2011 will be a fraction of $343,462,957 which is proportionate to the amount by which the Issuer’s ACNP in such year falls short of the then applicable Profits Target. The Performance Adjustment Amounts will be payable in cash or stock, but only to the extent such stock, together with the shares of Common Stock acquired or acquirable as a result of Starr’s ownership of the Purchased Shares, the Purchased Warrants and the Transferred Shares, will not exceed 19.9% of the total number of shares of Common Stock of the Issuer issued and outstanding as of the date of the Purchase Agreement.

Registration Rights Agreement

The Common Stock owned by Starr from time to time will be entitled to certain customary registration rights pursuant to a Registration Rights Agreement, dated January 28, 2010, entered into by and among Starr and the Issuer (the “Registration Rights Agreement”).

Stock Transfer Agreement

Concurrent with the execution of the Purchase Agreement, certain stockholders of the Issuer transferred 150,000 shares of Common Stock to Starr at no additional cash consideration, pursuant to the Stock Transfer Agreement, dated January 28, 2010 (the “Stock Transfer Agreement”).

The description of the terms and conditions of the Purchase Agreement, the Certificate of Designations, the Purchased Warrants, the Investor Rights Agreement, the Registration Rights Agreement and the Stock Transfer Agreement (together, the “Transaction Documents”) set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit B, the Certificate of Designations attached hereto as Exhibit C, the Warrant to Purchase Shares of Common Stock of Issuer attached hereto as Exhibit D, the Investor Rights Agreement attached hereto as Exhibit E, the Registration Rights Agreement attached hereto as Exhibit F and the Stock Transfer Agreement attached hereto as Exhibit G, each of which is hereby incorporated by reference into this Item 4.

The Reporting Persons intend to review Starr’s investment in the Issuer on a continuing basis and may exercise Starr’s rights described above or engage in discussions with the Issuer’s management or board of directors, or other relevant parties, concerning the Issuer’s business, operations, governance, management, strategy and future plans.  In addition to obtaining the rights described above by entering into the Transaction Documents, Starr entered into the Transactions for general investment purposes.   Whether in connection with the rights described above or for general investment purposes, the Reporting Persons, depending on various factors (including, without limitation, the Issuer’s financial position, price levels of the Common Stock, other available investment opportunities, and conditions in the securities market, the Issuer’s industry or the economy generally), may in the future take such actions with respect to Starr’s investment in the Issuer as the Reporting Persons deem appropriate, including (in each case subject to the terms of the Transaction Documents, if applicable) selling some or all of the shares of Series A Preferred Stock and/or Common Stock owned by them, purchasing additional outstanding shares of the Issuer’s equity securities (or rights thereto) or seeking to purchase additional shares of the Issuer’s equity securities (or rights thereto) from the Issuer and/or otherwise changing their intentions with respect to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any individual named in Annex A have present plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) The following disclosure assumes that there are 23,917,413 shares of Common Stock of the Issuer issued and outstanding, which figure is disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, filed November 16, 2009.

As of the date hereof, Starr may be deemed to beneficially own in the aggregate 4,695,455 shares of Common Stock of the Issuer, which figure represents approximately 16.5% of the issued and outstanding shares of Common Stock and consists of 3,000,000 shares of Common Stock issuable upon the conversion of the Purchased Shares, 1,545,455 shares of Common Stock issuable upon the exercise of the Purchased Warrants and 150,000 shares of Common Stock.

Starr International Cayman, by virtue of being the sole stockholder of Starr, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr.

Starr International Investments, by virtue of being the sole stockholder of Starr International Cayman, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr International Cayman.

Starr International, by virtue of being the sole stockholder of Starr International Investments, may be deemed to beneficially own the shares of Issuer beneficially owned by Starr International Investments.

Pursuant to an Investment Management Agreement, effective January 1, 2008, C. V. Starr has shared power to vote on and direct the disposition of the shares of Issuer held by Starr International and may, by virtue of this relationship, be deemed to beneficially own shares of Issuer beneficially owned by Starr International.

Mr. Greenberg owns 26.37% of the common stock of C. V. Starr directly.  By virtue of Mr. Greenberg’s voting power in C. V. Starr and his position as a Director, Chairman and Chief Executive Officer of C. V. Starr, Mr. Greenberg may be deemed to have or share voting or dispositive power over the shares of Issuer that are beneficially owned by C. V. Starr.  Mr. Greenberg disclaims beneficial ownership of the shares of the Issuer beneficially owned by C. V. Starr.

To the best knowledge of the Reporting Persons, none of the individuals named in Annex A beneficially owns any shares of the Common Stock of Issuer.

(b)  Each of the Reporting Persons have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of, in the aggregate, 4,695,455 shares of Common Stock of the Issuer.  To the best knowledge of the Reporting Persons, none of the individuals named in Annex A beneficially owns any shares of the Common Stock of Issuer.

(c)  Except as set forth in Items 3 and 4 of this Schedule 13D, both of which are hereby incorporated by reference into this Item 5(c) in their entirety, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex A has engaged in any transaction during the past 60 days in any shares of the Common Stock.

(d) – (e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer other than as set forth in Items 3 and 4 of this Schedule 13D both of which are hereby incorporated by reference into this Item 6 in their entirety.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A
Joint Filing Agreement, dated as of February 4, 2010, by and among Starr Investments Cayman II, Inc., Starr International Cayman Inc., Starr International Investments Ltd., Starr International Company, Inc., C. V. Starr & Co., Inc. and Maurice R. Greenberg

Exhibit B
Securities Purchase Agreement, dated January 12, 2010, by and among Starr Investments Cayman II, Inc., ChinaMediaExpress Holdings, Inc. and certain subsidiaries and stockholders of China MediaExpress Holdings, Inc.

Exhibit C	Certificate of Designations of Series A Preferred Stock, par value $0.001 per share, of China MediaExpress Holdings, Inc.

Exhibit D	Warrant to Purchase Shares of Common Stock of China MediaExpress Holdings, Inc.

Exhibit E	Investor Rights Agreement, dated as of January 28, 2010, by and among Starr Investments Cayman II, Inc., China MediaExpress Holdings, Inc. and certain stockholders of China MediaExpress Holdings, Inc.

Exhibit F	Registration Rights Agreement, dated January 28, 2010, by and among Starr Investments Cayman II, Inc. and China MediaExpress Holdings, Inc.

Exhibit G	Stock Transfer Agreement, dated January 28, 2010, by and among Starr Investments Cayman II, Inc. and certain stockholders of China MediaExpress Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8 , 2010	STARR INVESTMENTS CAYMAN II, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL CAYMAN, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL INVESTMENTS LTD.

	By:	/s/ Stuart Osborne
Stuart Osborne
Director, Controller and Vice President

STARR INTERNATIONAL COMPANY, INC.

	By:	/s/ Stuart Osborne
Stuart Osborne
Vice President and Treasurer

C. V. STARR & CO., INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Secretary

MAURICE R. GREENBERG

	By:	/s/ Maurice R. Greenberg

ANNEX A

Starr Investments Cayman II, Inc. (“Starr”)

Name and Address	Office	Principal Occupation
Bertil P.H. Lundqvist 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Director, Executive Vice President, and General Counsel, C. V. Starr & Co., Inc.

Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Building, 19 Par la Ville Road, 5th Floor, Hamilton, Bermuda HM11	Director	President and Director, Starr International Company Inc.

Michael J. Horvath 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Secretary and Associate Counsel, C. V. Starr & Co., Inc.

Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug, Switzerland	Director	Vice President and Treasurer, Starr International Company, Inc.

Howard I. Smith 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Vice Chairman- Finance and Director, C. V. Starr & Co., Inc.

Starr International Cayman, Inc. (“Starr International Cayman”)

Name and Address	Office	Principal Occupation
Bertil P.H. Lundqvist 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Director, Executive Vice President, and General Counsel, C. V. Starr & Co., Inc.

Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Building, 19 Par la Ville Road, 5th Floor, Hamilton, Bermuda HM11	Director	President and Director, Starr International Company, Inc.

Michael J. Horvath 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Secretary and Associate Counsel, C. V. Starr & Co., Inc.

Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug, Switzerland	Director	Vice President and Treasurer, Starr International Company, Inc.

Name and Address	Office	Principal Occupation
Howard I. Smith 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Vice Chairman- Finance and Director, C. V. Starr & Co., Inc.

Starr International Investments Ltd. (“Starr International Investments”)

Name and Address	Office	Principal Occupation
Michael J. Horvath 399 Park Avenue, 17th Floor, New York, NY 10022	Assistant Secretary	Secretary and Associate Counsel, C. V. Starr & Co., Inc.

Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug, Switzerland	Controller, Director and Vice President	Vice President and Treasurer, Starr International Company Inc.

Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Building 19 Par la Ville Road, 5th Floor, Hamilton Bermuda HM11	President and Director	President and Director, Starr International Company, Inc.

Starr International Company, Inc. (“Starr International”)

Name and Address	Office	Principal Occupation
Maurice R. Greenberg 399 Park Avenue, 17th Floor, New York, NY 10022	Chairman, Managing Director and Director	Chairman, Chief Executive Officer, and Director, C. V. Starr & Co., Inc.; Chairman, Managing Director and Director, Starr International Company, Inc.

Edward E. Matthews 399 Park Avenue, 17th Floor, New York, NY 10022	Vice Chairman and Director	President and Director, C. V. Starr & Co., Inc.; Vice Chairman and Director, Starr International Company Inc.

Joseph C.H. Johnson (Bermuda) Bermuda Commercial Bank Building 19 Par la Ville Road, 5th Floor, Hamilton Bermuda HM11	President and Director	President and Director, Starr International Company, Inc.

Stuart Osborne (United Kingdom) Baarerstrasse 101, CH 6300, Zug, Switzerland	Vice President and Treasurer	Vice President and Treasurer, Starr International Company, Inc.

Margaret Barnes (United Kingdom and Canada) Baaerstrasse 101, CH 6300, Zug, Switzerland	Vice President, Controller, and Assistant Secretary	Vice President, Controller, and Assistant Secretary, Starr International Company, Inc.

Bertil P.H. Lundqvist 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Director, Executive Vice President, and General Counsel, C. V. Starr & Co., Inc.

Howard I. Smith 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Vice Chairman- Finance and Director, C. V. Starr & Co., Inc.

Name and Address	Office	Principal Occupation
Cesar Cabreza Zalamea (Republic of the Phillippines) Suite 1405-7 14/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong	Director	President and Chief Executive Officer, Starr International Company (Asia), Inc.

Houghton Freeman 499 Taber Hill Road Stowe, VT 05672	Director	Retired.

John Joseph Roberts 210 East 65th St., Apt. 14J New York, NY 10065-6670	Director	Retired

Lawrence Scott Greenberg 399 Park Avenue, 17th Floor, New York, NY 10022	Director	Executive Vice President and Director, C. V. Starr & Co., Inc.

C. V. Starr & Co., Inc. (“C. V. Starr”)

Name and Address	Office	Principal Occupation
Maurice R. Greenberg 399 Park Avenue, 17th Floor, New York, NY 10022	Chairman, Chief Executive Officer and Director	Chairman, Chief Executive Officer, and Director, C. V. Starr & Co., Inc.; Chairman, Managing Director and Director, Starr International Company, Inc.

Edward E. Matthews 399 Park Avenue, 17th Floor, New York, NY 10022	President and Director	President and Director, C. V. Starr & Co., Inc.; Vice Chairman and Director, Starr International Company, Inc.

Lawrence Scott Greenberg 399 Park Avenue, 17th Floor, New York, NY 10022	Executive Vice President and Director	Executive Vice President and Director, C. V. Starr & Co., Inc.

Bertil P.H. Lundqvist 399 Park Avenue, 17th Floor, New York, NY 10022	Executive Vice President, General Counsel and Director	Executive Vice President, General Counsel and Director, C. V. Starr & Co., Inc.

Honora Keane 399 Park Avenue, 17th Floor, New York, NY 10022	Senior Counsel and Vice President	Senior Counsel and Vice President, C. V. Starr & Co., Inc.

Michael J. Horvath 399 Park Avenue, 17th Floor, New York, NY 10022	Secretary and Associate Counsel	Secretary and Associate Counsel, C. V. Starr & Co., Inc.

Howard I. Smith 399 Park Avenue, 17th Floor, New York, NY 10022	Vice Chairman- Finance and Director	Vice Chairman- Finance and Director, C. V. Starr & Co., Inc.

Name and Address	Office	Principal Occupation
Houghton Freeman 499 Taber Hill Roa Stowe, VT 05672	Honorary Vice Chairman	Retired

John Joseph Roberts 210 East 65th St., Apt. 14J New York, NY 10065-6670	Honorary Vice Chairman	Retired